Exhibit 21.1
UNIVERSAL ELECTRONICS INC.
LIST OF SUBSIDIARIES OF THE REGISTRANT
Universal Electronics B.V. (organized under the laws of the Netherlands)
One For All GmbH (organized under the laws of Germany)
Ultra Control Consumer Electronics GmbH (organized under the laws of Germany)
One For All (UK) Ltd. (organized under the laws of the United Kingdom)
One For All Iberia S.L. (organized under the laws of Spain)
One For All Argentina S.R.L. (organized under the laws of Argentina)
One For All France S.A.S. (organized under the laws of France)
Universal Electronics GP, LLC (incorporated in the state of Delaware)
Universal Electronics LP, LLC (incorporated in the state of Delaware)
UEIC, LP (a Texas limited partnership)
SimpleDevices Inc. (incorporated in the state of Delaware)